UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Johnson, William L.
   2645 Whitney Place


   Fort Gratiot, MI  48059
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     10,762.0000    D  Direct
Common Stock                                  02/01/99    J        182.2100      A               638.8923       I  by 401(k) plan
                                                                                                                   (1)
Common Stock                                  02/01/99    J        182.2100      D               0.0000         I  by ESOT trust (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $14.9660                                                                   05/01/99     05/01/06
(right to buy)
Non-Qualified Stock Option     $15.6250        03/01/99       A         20,000.0000                       (2)          03/01/09
(right to buy)
Non-Qualified Stock Option     $15.9520                                                                                03/02/08
(right to buy)
Non-Qualified Stock Option     $17.1200                                                                   01/03/00     01/03/07
(right to buy)
Non-Qualified Stock Option     $17.1430                                                                                05/01/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   16,537.0000               16,537.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/99  Common Stock                   20,000.0000               20,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   26,250.0000               26,250.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   33,075.0000               33,075.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   21,000.0000               21,000.0000   D   Direct
(right to buy)

Explanation of Responses:

(1)
Transferred from the reporting person's ESOT account to the reporting person's 401(k) account as of October 1, 1998 due to the consolidation of the ESOT Trust and 401(k) Plan by the Issuer.
(2)
The option vests in three equal annual installments beginning on March 1, 2000.
-
Includes shares allocated to the reporting person's account under the issuer's 401(k) plan since the reporting person's last report.

SIGNATURE OF REPORTING PERSON
/S/ Johnson, William L.
DATE 01-17-2000